NEWS RELEASE 05-17	July 12, 2005

FRONTEER EXPANDS GOLD ZONE AT AGI DAGI, WESTERN TURKEY

Fronteer (FRG–TSX / AMEX) continues to increase the resource potential of the Deli Gold Zone on its Agi Dagi project in western Turkey. Drill Hole AD-126, which is sixty five metres away from the nearest hole, returned 3.75 g/t gold over 57.3 metres including 8.67 g/t gold over 11.3 metres.

These results expand the footprint of known mineralization to the northwest, and build continuity with adjacent holes such as Hole AD-118, which returned 4.36 g/t gold over 39.0 metres including 12.37 g/t gold over 8.4 metres (see press release May 12, 2005).

Other new drill results from the Deli Gold Zone have come from Hole AD-115, Hole AD-124 and Hole AD-127, all of which intersected thick intervals (23 to 80 metres in thickness) of near surface oxide gold mineralization.

Please see the table below for detailed results. For a map of the drill hole locations, please use the following URL: http://www.fronteergroup.com/i/IR/Deli05-17.jpg

Agi Dagi Drill Holes – Deli Gold Zone
Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
AD-126	38.2	95.5	57.3	3.75
inc.	48.5	86.5	38.0	5.19
inc.	60.0	71.3	11.3	8.68

AD-115	37.0	82.3	45.3	1.32
inc.	45.0	63.6	18.6	2.17
inc.	55.5	63.6	8.10	3.68

AD-124	3.60	83.6	80.0	0.81
inc.	3.60	36.7	32.1	0.97
inc.	26.3	36.7	14.7	1.32
and	43.5	63.0	19.5	1.06

AD-127	4.10	27.3	23.2	0.45
inc.	15.0	20.3	5.30	1.08

Based on our interpretation, the orientation of the high grade mineralization is sub-horizontal with true widths estimated at approximately 90% of reported intervals.

The Deli Gold Zone is currently one of two resource areas being delineated on the Agi Dagi Project. The other is called the Baba Gold Zone, which has an historical resource of approximately 500,000 ounces at a grade of 1.0 g/t gold (non-compliant with 43-101).

Fronteer anticipates completing the current 8,000 metre drill program at Agi Dagi by September 2005. Geological models for both the Baba and Deli resource areas are currently being constructed as a basis for a 43-101 compliant resource estimate to be completed by the year end.

The Agi Dagi Property is one of two gold properties in western Turkey that are under option to Fronteer from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S. The other property is called Kirazli, which is currently being advanced through a 6,000 metre drill program.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

In addition, Fronteer has a controlling 52% interest in an outstanding uranium district in Labrador, which ranks among the best in North America for its potential to host open pittable, bulk tonnage uranium deposits. A CAD $5.0 million exploration program in Labrador is currently underway.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

(PH) 604-632-4677 or 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Gold resources referred to for the Baba Zone are historical in nature, pre-date, and are non-compliant with NI 43-101 and therefore the historical estimates should not be relied upon. Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.